CUSIP  No.  576817100                                                Page 1 of 6


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                             Matria Healthcare, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                          (Title of Class of Securities)

                                    576817100
                                 (CUSIP Number)

                               David A. Wisniewski
                   Nelson Mullins Riley & Scarborough, L.L.P.
                          First Union Plaza, Suite 1400
                           999 Peachtree Street, N.E.
                               Atlanta, GA  30309
                            Telephone: (404) 817-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 19, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13b-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No.  576817100                                                Page 2 of 6

                                  SCHEDULE 13D

1    NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     Gainor  Medical  Management,  LLC

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)
     (b)

3    SEC  USE  ONLY


4    SOURCE  OF  FUNDS*

     OO

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Georgia

NUMBER  OF     7     SOLE  VOTING  POWER
SHARES               none
BENEFICIALLY   8     SHARED  VOTING  POWER
OWNED  BY            6,222,222
EACH           9     SOLE  DISPOSITIVE  POWER
REPORTING            none
PERSON  WITH   10    SHARED  DISPOSITIVE  POWER
                     6,222,222

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     6,222,222

12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     14.6%

14   TYPE  OF  REPORTING  PERSON*
     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP  No.  576817100                                                Page 3 of 6

                                  SCHEDULE 13D

1    NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     Gainor  Medical  U.S.A.  Inc.

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)
     (b)

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

     OO

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     California

NUMBER  OF     7     SOLE  VOTING  POWER
SHARES               none
BENEFICIALLY   8     SHARED  VOTING  POWER
OWNED  BY            6,222,222
EACH           9     SOLE  DISPOSITIVE  POWER
REPORTING            none
PERSON  WITH   10    SHARED  DISPOSITIVE  POWER
                     6,222,222

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     6,222,222

12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     14.6%

14   TYPE  OF  REPORTING  PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  No.  576817100                                                Page 4 of 6

                                  SCHEDULE 13D

1    NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     Mark  J.  Gainor

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)
     (b)

3    SEC  USE  ONLY


4    SOURCE  OF  FUNDS*

     OO

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Canada

NUMBER  OF     7     SOLE  VOTING  POWER
SHARES               none
BENEFICIALLY   8     SHARED  VOTING  POWER
OWNED  BY            6,222,222
EACH           9     SOLE  DISPOSITIVE  POWER
REPORTING            none
PERSON  WITH   10    SHARED  DISPOSITIVE  POWER
                     6,222,222

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     6,222,222

12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     14.6%

14   TYPE  OF  REPORTING  PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP  No.  576817100                                                Page 5 of 6

This amendment No. 1 to Schedule 13D is being filed solely to amend Item 7, the
Exhibit Index and the legend with respect to confidential treatment appearing on the cover page of Exhibit 7.2.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS

Exhibit No.  Identification of Exhibit
7.1    *     Joint  Filing  Agreement  between Gainor Medical  Management,  L.L.C. and
             Gainor  Medical  U.S.A.,  INC.  dated  as  of  January  27,  1999.

7.2    *     Purchase  and  Sale  Agreement between Matria Healthcare, Inc. and Gainor
             Medical Management, L.L.C. dated  as  of  December  21,  1998.  (Portions of this exhibit have been omitted pursuant to a request for  confidential treatment but have been filed separately with the Securities and Exchange
             Commission.)

7.3    *     Standstill Agreement dated January 19, 1999 by and among the Issuer, Mark
             Gainor,  and  SZ  Investments,  L.L.C.

______________________
*     Filed  herewith


                                   Appendix A
                                   ----------

     Rod Dammeyer is Managing Partner of Equity Group Corporate Investments of Equity Group Investments, L.L.C. ("EGI LLC"), a Delaware limited liability company that is a privately owned investment management firm.

     EGI-Investors is a Delaware limited liability company whose managing member is SZ Investments, L.L.C. ("SZ"). The managing member of SZ is Zell General Partnership, Inc., an Illinois corporation whose sole shareholder is the Zell Revocable Trust and its sole director is Samuel Zell. Mr. Zell is Chairman of the Board of Directors of EGI LLC and EGI-Investors.

     The principal business address of Messrs. Dammeyer and Zell and each of EGI LLC, EGI-Investors, SZ and the Zell General Partnership, Inc. is Two North Riverside Plaza, Chicago, Illinois 60606. Messrs. Dammeyer and Zell are United States citizens.


                      (signatures begin on subsequent page)

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CUSIP  No.  576817100                                                Page 6 of 6

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 14,  1999.

GAINOR  MEDICAL  MANAGEMENT,  LLC           MARK  J.  GAINOR:

By:  /s/  Mark  J.  Gainor
     ---------------------------------
          Mark  J.  Gainor,  President      /s/  Mark  J.  Gainor
                                            ---------------------



                                            GAINOR  MEDICAL  U.S.A.  INC.


                                            By:/s/  Mark  J.  Gainor
                                               ---------------------------------
                                                    Mark  J.  Gainor,  President

                               INDEX TO EXHIBITS

EXHIBIT     SEQUENTIAL
NUMBER      DESCRIPTION
-------     -------------------------------------------------------------------------
7.1   *     Joint  Filing  Agreement  between Gainor Medical  Management,  L.L.C. and
            Gainor  Medical  U.S.A.,  INC.  dated  as  of  January  27,  1999.

7.2   *     Purchase  and  Sale  Agreement between Matria Healthcare, Inc. and Gainor
            Medical  Management,  L.L.C.  dated  as  of December 21, 1998.  (Portions of this exhibit have been omitted pursuant to a  request for confidential treatment but have been filed separately with the Securities and Exchange
            Commission.)

7.3   *     Standstill Agreement dated January 19, 1999 by and among the Issuer, Mark
            Gainor,  and  SZ  Investments,  L.L.C.

______________________
*     Incorporated  by  reference


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